Exhibit 99.1

Harris & Harris Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

	For Six Months Ended June 30, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Earnings:
Net increase (decrease) in net assets resulting from operations	$(1,529,496)	$(13,570,420)	$(7,788,958)	$(19,986,900)	$(3,541,363)	$10,586,850
Income tax expense, including excise tax	$1,600	$17,896	$27,994	$15,236	$6,922	$4,461

Total earnings before taxes	$(1,527,896)	$(13,552,524)	$(7,760,964)	$(19,971,664)	$(5,534,441)	$10,591,311
Fixed Charges:
Interest Expense	$351,746	$377,658	$116,421	$48,126	$36,944	$0

Total fixed charges	$351,746	$377,658	$116,421	$48,126	$36,944	$0

Earnings available to cover fixed charges	$(1,879,642)	$(13,930,182)	$(7,877,385)	$(20,019,790)	$(3,571,385)	$10,591,311
Ratio of earnings to fixed charges	$(4.3)	$(35.9)	$(66.7)	$(415.0)	$(95.7)	n/a